Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 14 DATED MARCH 17, 2026
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of April 1, 2026;
•to disclose the calculation of our February 28, 2026 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to disclose updates to officers of the Company.
Portfolio Update
As of February 28, 2026, our direct real estate investments include 69 real estate properties totaling approximately 11.1 million square feet located in 31 markets throughout the U.S., with a weighted average occupancy rate of 94%. As of February 28, 2026, our leverage ratio was 30%.
April 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2026 (and repurchases as of March 31, 2026) is as follows:

Transaction Price (per share)
Class T	$26.0341
Class S	$26.1049
Class D	$26.0544
Class I	$26.2003
Class E	$28.1640
The April 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

February 28, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2026.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of February 28, 2026:

$ in thousands, except share/unit data
Components of NAV	February 28, 2026
Investments in real estate	$1,008,375
Investments in unconsolidated entities	159,144
Investments in real estate-related securities	30,978
Investments in commercial loans	197,098
Investment in affiliated fund	8,139
Cash and cash equivalents	40,727
Restricted cash	4,844
Other assets	3,998
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(468,242)
Subscriptions received in advance	(3,031)
Other liabilities	(23,290)
Accrued performance participation allocation	(88)
Management fee payable	(652)
Accrued stockholder servicing fees	(17)
Non-controlling interests in joint-ventures	(324,222)
Net asset value	$633,761
Number of outstanding shares/units	23,203,762
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2026:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Operating Partnership Units(1)	Total
Net asset value	$7,169	$12,582	$13,346	$99,999	$36,783	$424,552	$26,505	$12,674	$151	$633,761
Number of outstanding shares/units	275,369	481,961	512,217	3,816,712	1,306,033	15,353,813	982,440	469,848	5,369	23,203,762
NAV Per Share/Unit as of February 28, 2026	$26.0341	$26.1049	$26.0544	$26.2003	$28.1640	$27.6513	$26.9787	$26.9740	$28.1640
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.7%	7.3%
Industrial	7.8%	5.8%
Self-Storage	7.6%	5.8%
Multifamily	7.5%	5.5%
Student Housing	7.8%	5.8%
Retail	8.4%	7.3%
Manufactured Housing Community	10.1%	5.6%
These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	3.0%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of March 11, 2026, we have issued and sold in our public offering (1) 733,188 shares of our common stock (consisting of 38,952 Class T shares, 111,011 Class S shares, 61,889 Class D shares, 509,503 Class I shares and 11,833 Class E shares) in the primary offering for total proceeds of $19.4 million and (2) 111,927 shares of our common stock (consisting of 10,649 Class T shares, 22,163 Class S shares, 21,819 Class D shares, 47,360 Class I shares and 9,936 Class E shares) pursuant to our distribution reinvestment plan for a total value of $3.0 million. As of February 28, 2026, our aggregate NAV was $633.8 million. We intend to continue selling shares in our public offering on a monthly basis.
Updates to Officers of the Company
The following disclosure modifies the disclosure in the section of the Prospectus titled "Management” and all related disclosures in the Prospectus.
Akbar A. Dosani has been appointed Co-Lead Portfolio Manager effective March 16, 2026. Mr. Dosani previously served as our Portfolio Manager. Mr. Dosani will serve as Co-Lead Portfolio Manager with Chase Bolding, who will remain President and Co-Lead Portfolio Manager.